Filed by Parkway Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Grayson Bankshares, Inc.
Commission File No.: 000-30535

Cardinal Bankshares Corporation
Commission File No.: 000-28780